HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                       (303) 839-0061               Fax: (303) 839-5414


                                  June 5, 2015

Johnny Gharib
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   CEL-SCI Corporation
            Form 10-K for Fiscal Year Ended September 30, 2014
            Filed December 23, 2014
            File No. 001-11889


     This office represents CEL-SCI Corporation (the "Company"). We have circulated to the Company a draft response to the comment received from the staff on May 6, 2015. We expect to file the response letter on June 8, 2015.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                            Very Truly Yours,

                                            HART & HART, LLC

                                            /s/ William T. Hart
                                         By
                                            William T.  Hart